UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Universal Logistics Holdings, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

91388P105

(CUSIP Number)

Matthew T. Moroun

12225 Stephens Road

Warren, MI 48089

(586) 939-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 8, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91388P105	SCHEDULE 13D/A

1	NAMES OF REPORTING PERSON: Matthew T. Moroun
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO See Item 3
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 19,173,222*
	8	SHARED VOTING POWER: 285,550**
	9	SOLE DISPOSITIVE POWER: 19,173,222*
	10	SHARED DISPOSITIVE POWER: 285,550**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 19,458,772
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 72.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

*

Includes 14,302,736 shares held by Matthew T. Moroun, individually; 3,427,557 shares held by the Manuel J. Moroun Revocable Trust U/A, dated March 24, 1977, as amended and restated on December 22, 2004; 81,079 shares held by the Nora M. Moroun 2019 Annuity Trust, dated April 25, 2019; 447,400 shares held by the 2020 Irrevocable Nora M. Moroun Trust; and 914,450 shares held by the 2020 Irrevocable Lindsay S. Moroun Trust. Matthew T. Moroun serves as trustee of each of these four trusts.

**

Consists of 285,550 shares owned by Matthew T. Moroun’s spouse, Lindsay S. Moroun. Matthew T. Moroun disclaims beneficial ownership of the shares held by Lindsay S. Moroun, and this report shall not be deemed an admission that Mr. Moroun is the beneficial owner of such shares.

CUSIP No. 91388P105	SCHEDULE 13D/A

1	NAMES OF REPORTING PERSON: Matthew T. Moroun, as Trustee of the Manuel J. Moroun Revocable Trust U/A, dated March 24, 1977, as amended and restated on December 22, 2004 (“MJM Revocable Trust”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO *
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 3,427,557 *
	8	SHARED VOTING POWER: 0 *
	9	SOLE DISPOSITIVE POWER: 3,427,557 *
	10	SHARED DISPOSITIVE POWER: 0 *

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,427,557 *
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 12.7% *
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

*

As a result of Manuel J. Moroun’s July 12, 2020 death, Manuel J. Moroun is no longer a member of the Board of Directors of Universal Logistics Holdings, Inc. and Matthew T. Moroun is the trustee of the Manuel J. Moroun Revocable Trust U/A, dated March 24, 1977, as amended and restated on December 24, 2002.

CUSIP No. 91388P105	SCHEDULE 13D/A

1	NAMES OF REPORTING PERSON: Nora M. Moroun
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO See Item 3
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0 *
	8	SHARED VOTING POWER: 0 *
	9	SOLE DISPOSITIVE POWER: 0 *
	10	SHARED DISPOSITIVE POWER: 0 *

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0 *
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.0% *
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

*

After the December 8, 2020 and December 10, 2020 transactions described in this Schedule 13D, Nora M. Moroun has no beneficial ownership in the common shares of Universal Logistics Holding, Inc. (“ULH”) as of December 11, 2020. Because of these transactions, Nora Moroun ceased to be a 5.0% shareholder of ULH at the end day on December 10, 2020.

This Amendment No. 6 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on September 17, 2012, as amended by the Schedule 13D/A statements filed with the Commission on July 22, 2013, October 1, 2013, May 21, 2014, February 14, 2020, and November 30, 2020, respectively (as amended, the “Schedule 13D”). Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D. Except as otherwise set forth herein, this Amendment No. 6 does not modify any of the information previously reported by the Reporting Persons in the Schedule 13D.

Item 1. Security and Issuer

Item 1 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

The class of equity securities to which this statement on Schedule 13D/A relates is the common stock, no par value (“Common Stock”), of Universal Logistics Holdings, Inc. (the “Company” or “ULH”), a Michigan corporation with its principal offices located at 12755 E. Nine Mile Road, Warren, Michigan 48089.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

This Amendment No. 6 is being filed by Matthew T. Moroun in his individual capacity, and in his capacity as trustee of the following four trusts: (i) the Manuel J. Moroun Revocable Trust U/A, dated March 24, 1977, as amended and restated on December 22, 2004 (“MJM Revocable Trust”), (ii) the Nora M. Moroun 2019 Annuity Trust, dated April 25, 2019 (“2019 NMM Annuity Trust”), (iii) the 2020 Irrevocable Nora M. Moroun Trust, dated November 20, 2020 (“2020 Nora Moroun Trust”), and (iv) the 2020 Irrevocable Lindsay S. Moroun Trust (“2020 Lindsay Moroun Trust”). The Amendment is also being filed by Lindsay S. Moroun and Nora M. Moroun in their individual capacities. Matthew Moroun, Lindsay Moroun, and Nora Moroun are collectively referred to as the Reporting Persons.

Since the November 30, 2020 filing of Amendment No. 5 to this Schedule 13D:

1)

On December 8, 2020, Nora Moroun gifted 447,400 ULH common shares to the 2020 Nora Moroun Trust, for which her son Matthew Moroun serves as trustee. The value of the gift was $9,000,000 based on the number of shares multiplied by a per share price of $20.12. The per share price was determined by an independent third party using the average of ULH’s common stock price on December 8, 2020, adjusted for an applicable discount for a 447,400 share size transaction.

2)

On December 8, 2020, Lindsay Moroun gifted 914,450 ULH common shares to the 2020 Lindsay Moroun Trust, for which her husband Matthew Moroun serves as trustee. The value of the gift was $18,000,000 based on the number of shares multiplied by a per share price of $19.68. The per share price was determined by an independent third party using the average of ULH’s common stock price on December 8, 2020, adjusted for an applicable discount for a 914,450 share size transaction.

3)

On December 10, 2020, Nora Moroun sold Matthew Moroun 1,471,521 ULH common shares. The source of funds for Matthew Moroun’s purchase was an interest-bearing promissory note to Nora Moroun payable through January 14, 2030. The purchase price was $28,617,670 based on the number of shares multiplied by a per share price of $19.45. The per share price was determined by an independent third party using the average of ULH’s common stock price on December 10, 2020, adjusted for an applicable discount for a 1,471,521 share size transaction.

(a)	This statement is being filed by each of the Reporting Persons.

(b)	The business address for each of the Reporting Persons is 12225 Stephens Road, Warren, Michigan 48089.

(c)

Matthew Moroun is the Chairman of the Board of Directors of the Company. He is also the sole shareholder, President and a director of DIBC Holdings, Inc., a holding company for Detroit International Bridge Company and its subsidiaries. Matthew is the sole shareholder of CenTra, Inc., and has served as a director of CenTra since 1993. CenTra, Inc. is a privately-owned transportation holding company. The business address of DIBC Holdings, Inc. and CenTra, Inc. is 12225 Stephens Road, Warren, Michigan 48089. Matthew Moroun is also Chairman of the Board of Directors of P.A.M. Transportation Services, Inc. (NASDAQ: PTSI). PTSI is a leading truckload dry van carrier. Its business address is 297 West Henri De Tonti, Tontitown, Arkansas 72770. He is also the shareholder and Chairman of Oakland Financial Corporation, an insurance holding company based in Sterling Heights, Michigan, and its subsidiaries. He is a shareholder in other family owned businesses engaged in providing transportation services.

Nora Moroun is the President of Ammex, Inc., a company which owns and operates duty-free retail locations in Detroit, Michigan. The business address of Ammex, Inc. is 12225 Stephens Road, Warren, Michigan 48089.

The business address of Lindsay Moroun is 12225 Stephens Road, Warren, Michigan 48089.

(d), (e)

During the last five years, none of the Reporting Persons have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and none have been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

(f)	Each of the Reporting Persons is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented by inserting the following paragraph after the last paragraph thereof:

The Source and Amount of Funds or Other Consideration of the three transactions occurring on December 8, 2020 through December 10, 2020 are set forth in Item 2, items 1), 2) and 3).

Item 4. Purpose of Transactions

Item 4 of the Schedule 13D is hereby amended and supplemented by inserting the following paragraphs after the third paragraph thereof:

Since the filing of Amendment No. 5 on November 30, 2020, three transactions as set forth in Item 2 increased the aggregate shares reportable by Matthew Moroun from 17,539,851 (65.2% of the Company’s outstanding shares) on November 30, 2020 to 19,458,772 shares (72.3% of the Company’s outstanding shares) on December 11, 2020.

Since the filing of Amendment No. 5 on November 30, 2020, two transactions as set forth in Item 2, items 1) and 3), decreased the aggregate shares reportable by Nora Moroun from 1,918,921 (7.1% of the Company’s outstanding shares) on November 30, 2020 to zero shares (0.0% of the Company’s outstanding shares) on December 11, 2020.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)

The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person are stated in Items 11 and 13 on the cover page for each such Reporting Person. The percentage of shares of Common Stock beneficially owned by each Reporting Person is based on 26,912,580 shares of Common Stock outstanding as of the end of the business day prior to this 13D Amendment No. 6 filing.

(b)	See items 7-10 of the cover page for each Reporting Person.

(c)

Except for the transactions described in the Amendment No. 6, the Reporting Persons have not engaged in any transactions in the Common Stock during the past 15 days (since the November 30, 2020 filing of 13D Amendment No. 5).

(d)

Matthew Moroun’s wife, Lindsay Moroun, has the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, 285,550 shares held by her which are reported as beneficially owned by Matthew Moroun. Matthew Moroun disclaims beneficial ownership of these shares. Shares in the 2020 Nora Moroun Trust and the 2020 Lindsay Moroun Trust are held for the benefit of members of the Moroun family.

(e)	Because of the transactions of December 8, 2020 and December 10, 2020 involving Nora Moroun, individually, Nora Moroun ceased to be a 5.0% shareholder of ULH at the end of day on December 10, 2020.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

The first paragraph of Item 6 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

Matthew Moroun is the son of Nora Moroun. Matthew Moroun is the husband of Lindsay Moroun. Voting and investment power over the MJM Revocable Trust is exercised by Matthew Moroun, as trustee, and Matthew Moroun is beneficiary of the MJM Revocable Trust. Voting and investment power over the NMM Annuity Trust is exercised by Matthew Moroun, as trustee, and Matthew Moroun is beneficiary of the 2019 NMM Annuity Trust. Voting and investment power over the 2020 Nora Moroun Trust is exercised by Matthew Moroun, as trustee, and Matthew’s family members are beneficiaries of the 2020 Nora Moroun Trust. Voting and investment power over the 2020 Lindsay Moroun Trust is exercised by Matthew Moroun, as trustee, and Matthew’s family members are beneficiaries of the 2020 Lindsay Moroun trust.

In connection with Nora Moroun’s sale of 1,471,521 shares of Common Stock on December 10, 2020, Matthew gave an interest-bearing promissory note to Nora Moroun for $28,617,670, payable in monthly installments through January 14, 2030.

Item 7. Material to be Filed as Exhibits

1

Joint Filing Agreement, dated as of December 15, 2020, among Matthew T. Moroun, individually and as trustee of the MJM Revocable Trust, the 2019 NMM Annuity Trust, the 2020 Nora Moroun Trust, and the 2020 Lindsay Moroun Trust; Lindsay Moroun; and Nora Moroun.

2	Purchase Price Promissory Note, dated December 10, 2020, by Matthew T. Moroun in favor of Nora Moroun.

3

Amended and Restated Registration Rights Agreement, dated as of July 25, 2012, among Registrant, Matthew T. Moroun, the Manuel J. Moroun Revocable Trust U/A March 24, 1977, as amended and restated on December 22, 2004 and the M.J. Moroun 2012 Annuity Trust dated April 30, 2012 (incorporated by reference to Exhibit 4.1 of the Current Report on Form 8-K filed by the Company with the Commission on July 26, 2012 (file number 000-51142)).

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

/s/ Matthew T. Moroun, Individually
Matthew T. Moroun, Individually

/s/ Matthew T. Moroun, as Trustee
Matthew T. Moroun, as Trustee of the MJM MJM Revocable Trust

/s/ Matthew T. Moroun, as Trustee
Matthew T. Moroun, as Trustee of the 2019 NMM Annuity Trust

/s/ Matthew T. Moroun, as Trustee
Matthew T. Moroun, as Trustee of the 2020 Nora Moroun Trust /s/ Matthew T. Moroun, as Trustee Matthew T. Moroun, as Trustee of the 2020 Lindsay Moroun Trust

/s/ Nora M. Moroun, Individually
Nora M. Moroun, Individually

/s/ Lindsay S. Moroun, Individually
Lindsay S. Moroun, Individually

EXHIBIT INDEX

Exhibit No.	Description

1	Joint Filing Agreement, dated as of December 15, 2020, among Matthew T. Moroun, individually and as trustee of the MJM Revocable Trust, the 2019 NMM Annuity Trust, the 2020 Nora Moroun Trust, and the 2020 Lindsay Moroun Trust; Lindsay Moroun; and Nora Moroun.

2	Purchase Price Promissory Note, dated December 10, 2020, by Matthew T. Moroun in favor of Nora Moroun.

3	Amended and Restated Registration Rights Agreement, dated as of July 25, 2012, among Registrant, Matthew T. Moroun, the Manuel J. Moroun Revocable Trust U/A March 24, 1977, as amended and restated on December 22, 2004 and the M.J. Moroun 2012 Annuity Trust dated April 30, 2012 (incorporated by reference to Exhibit 4.1 of the Current Report on Form 8-K filed by the Company with the Commission on July 26, 2012 (file number 000-51142)).